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                                                                       Exhibit 4


                     AGREEMENT TO TERMINATE OPTION AGREEMENT
                          AND STOCKHOLDERS' AGREEMENT
                        AND TO AMEND EMPLOYMENT AGREEMENT

         This Agreement to Terminate Option Agreement and Stockholders' Agreement and to Amend Employment Agreement is made and entered into as of the 23rd day of April, 1999, by and between CMP MEDIA INC., a Delaware corporation (the "Company"), and DANIEL H. LEEDS ("Dan").

         WHEREAS, the Company and Dan are parties to an Option Agreement dated as of November 27, 1996 (the "Option Agreement") under which Dan holds an option to purchase a total of 943,800 shares of Class A Common Stock of the Company; and

         WHEREAS, the Company and Dan are parties to an Employment Agreement dated as of November 27, 1996 (the "Employment Agreement") under which Dan is entitled to be paid severance by the Company in the event his employment with the Company is terminated by reason of his Dismissal Without Cause or his Resignation for Good Reason (as defined therein), provided that he complies with certain restrictive covenants concerning the Company as set forth in the Employment Agreement; and

         WHEREAS, the Company, Dan, Gerard G. Leeds and Liselotte J. Leeds are parties to a Stockholders' Agreement dated as of November 27, 1996 (the "Stockholders' Agreement") under which Dan holds 377,520 restricted shares of Class A Common Stock of the Company; and


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         WHEREAS, the Company is presently exploring strategic alternatives which may include a merger or sale of the Company resulting in a Change in Control (as defined in the Option Agreement and the Employment Agreement) (such merger or sale hereinafter referred to as a "Transaction"); and

         WHEREAS, potential parties to a Transaction have indicated that uncertainty regarding Dan's rights under the Option Agreement following consummation of a Transaction may present impediments to a proper valuation of the Company and to a successful consummation of a Transaction; and

         WHEREAS, to facilitate the Company's consummation of a Transaction, Dan is willing to waive all his rights under the Option Agreement (including his right to exercise any options thereunder) and to terminate the Option Agreement, in exchange for which the Company is willing to modify certain provisions of the Employment Agreement and terminate the Stockholders' Agreement; and

         NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties, the parties hereto, intending to be legally bound, hereby covenant and agree as follows:

Section 1.  TERMINATION OF OPTION AGREEMENT.

         In the event that the Company consummates a Transaction on or before March 1, 2000, the Option Agreement shall terminate in its entirety immediately preceding the consummation of such Transaction, and neither


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Dan nor the Company shall have any further rights or obligations thereunder. In furtherance but not in limitation of the foregoing, upon the consummation of a Transaction (a) every option to purchase shares of Class A Common Stock of the Company under the Option Agreement shall expire and all rights thereunder shall be extinguished, and (b) Dan shall not be subject to any pre- or post-employment covenants under the terms of the Option Agreement.

Section 2. AMENDMENT OF EMPLOYMENT AGREEMENT.

         In the event that the Company consummates a Transaction on or before March 1, 2000, the Employment Agreement shall be automatically and without further action of the parties amended as of the business day immediately preceding the consummation of such Transaction as follows:

(a) Section 3.3(a)(A) shall be amended to read in its entirety as follows:

    "(A) On his own behalf or on behalf of any other person or entity, (1) participates or is involved in or has direct responsibility for the day-to-day management or operation of a Competitive Business; (2) owns, in whole or in part, beneficially or of record, directly or indirectly, an equity interest (or an interest convertible into equity) in a Competitive Business; or (3) renders services to a Competitive Business as a director, officer, employee or independent sales representative or, to the extent such services relate directly to the activities of such Competitive Business that compete with a CMP Business, as a consultant, advisor or agent. (By way of illustration, services rendered to a Competitive Business as an investment banker would not in themselves be deemed to relate directly to such activities of such Competitive Business.)"

(b) Section 3.3(a)(D) shall be amended to read in its entirety as follows:

    "(D) Employs or causes any person or entity other than the CMP Group to employ any former employee of the CMP Group within six (6) months after the voluntary resignation of such former employee from the CMP Group."

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(c) Section 3.3(a)(F) shall be amended to read in its entirety as follows:

    (F) Communicates publicly (other than pursuant to subpoena in a legal proceeding) or to the press, or writes or produces for publication in any medium, on the subject of, or with express or implied reference to, the CMP Group in a manner intended to disparage the CMP Group or any of their former or current stockholders, directors, officers or employees in their capacities as such. For the purpose hereof, "implied reference" shall mean a reference that does not expressly name the CMP Group or any of their former, current or future stockholders, directors, officers or employees but that nevertheless would be understood by the average reader or audience-member to refer thereto. Notwithstanding the foregoing, if the CMP Group or any of their former or current stockholders, directors, officers or employees publicly disparage Dan, it shall not be deemed a violation of this clause (F) for Dan to communicate publicly in reasonable response to such disparagement.

(d) Section 3.3(b) shall be amended to read in its entirety as follows:

    "(b) Notwithstanding the provisions of paragraph (a) of this Section 3.3, Dan shall not be deemed to be engaged in competition with the CMP Group solely by reason of Dan's ownership of (i) a direct or indirect equity interest of five percent (5%) or less in the securities of a Competitive Business or (ii) an interest in a mutual fund which owns an interest in a Competitive Business, provided that Dan has no influence or control over the selection of such mutual fund's investment decisions."

(e) Section 3.5(c) shall be amended to read in its entirety as follows:

    "(c) During the period in which the Company is making payments to Dan pursuant to Article IV, Dan shall, at such times as the Company may reasonably request and as do not unreasonably interfere with Dan's other permitted business activities or commitments, provide information, testimony and assistance in connection with the prosecution or defense of any claims by or against the Company (other than any claims with respect to which Dan is an adverse party) arising out of matters of which he acquired knowledge while an employee of the Company. The Company shall reimburse Dan for all reasonable out-of-pocket expenses he incurs in rendering such assistance."

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(f) Section 3.5(d) shall be amended to read in its entirety as follows:

    "(d) During the period in which the Company is making payments to Dan pursuant to Article IV, Dan shall not willfully make any oral or written statement which reflects adversely upon the character, honesty, credit, efficiency or business practices of the CMP Group or its former or current stockholders, directors, officers or employees in their capacities as such. Notwithstanding the foregoing, if the CMP Group makes any oral or written statement which reflects adversely upon the character, honesty, credit, efficiency or business practices of Dan, it shall not be deemed a violation of this paragraph (d) for Dan to communicate publicly in reasonable response thereto."

(g) Section 4.1 shall be amended in its entirety as follows:

    "(a) In the event that Dan's employment with the Company terminates by reason of his Dismissal Without Cause or his Resignation For Good Reason, the Company shall, in consideration of Dan's compliance with the restrictive covenants set forth in Article III and in lieu of any other severance obligations to Dan, provide the following:

                  (i) The Company shall pay Dan through the period ending on the earlier of (A) the third anniversary of the date of his termination of employment or (B) the date Dan attains the age of sixty-five (65) (the "Severance Period"), an annual amount of $991,561. Payments shall be made in bi-weekly installments or on such other periodic basis as the Company then makes salary payments to its employees generally.

                  (ii) If Dan elects to receive continued healthcare coverage from the Company pursuant to the provisions of Section 601 et seq. of ERISA ("COBRA"), the Company shall continue to pay a share of the applicable premiums for such COBRA coverage so that the cost to Dan (excluding any tax benefits provided by the Company Code Section 125 premium conversion plan) shall be no greater than the cost to Dan for healthcare coverage while he was actively employed immediately prior to his termination of employment. To the extent that the Severance Period extends beyond the COBRA period and Dan elects to convert to an individual insurance policy at the end of the COBRA period, the Company shall pay a portion of the conversion premium through the balance of the Severance Period so that the net cost to Dan (excluding any tax benefits provided by the Company Code Section 125 premium conversion plan) shall be no greater than the cost to Dan for healthcare coverage while he was actively employed immediately prior to his termination of employment. The obligation of the Company with respect to healthcare coverage


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         hereunder shall terminate in the event that Dan becomes covered under the group healthcare plan of another person or entity providing comparable benefits.

                  (iii) For a period of six (6) months from the date of Dan's termination of employment (or from such later date as, at the Company's request, he continues to have use of the Company's voice-mail and e-mail systems), (A) Dan may continue to use the mailboxes in the Company's voice-mail system which were assigned to him during his employment, and (B) the Company shall cause all e-mails which are sent to the mailboxes in the Company's e-mail system which were assigned to him during his employment to be forwarded to such e-mail mailboxes outside the Company's email systems as he may designate, provided that he shall promptly forward to such person as the Company may designate any e-mail communications he receives which relate to the business of the Company. Dan shall be entitled to retain the Company laptop computer (including software other than network access software), Palm Pilot, home fax machine and home printer which he is using as of the date of his termination of employment, provided that he first gives the Company access to the laptop computer so that the Company may remove any Company confidential information resident thereon.

         "(b) In addition, the Company shall have the right, but not the obligation, to require Dan's continued compliance with the restrictive covenants set forth in Article III for up to two (2) years after the expiration of the period for which the Company is obligated to pay Dan under paragraph (a) of this Section 4.1, in consideration of which the Company shall continue to pay Dan, during the period of time elected by the Company, on the same basis and in the same manner as set forth in paragraph (a) of this Section 4.1. Such right shall be exercisable by the Company by giving Dan written notice of exercise no later than six 6) months after termination of his employment with the Company."

(h) The definition of "CMP Business" in Article VII shall be amended to read in its entirety as follows:

         "`CMP BUSINESS' shall mean any publication, product or service that, on the date of the Transaction, (a) the CMP Group publishes, produces or provides or (b) the CMP Group has a bona fide plan or intention to publish, produce or provide within the succeeding 12-month period, the research and development of which the CMP Group has devoted substantive time and attention to, and which plan or intention Dan has actual knowledge of


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         before he engages in any activity competitive with such CMP Business as contemplated by clause (A) of Section 3.3(a)."

(i) The definition of "CMP Group" in Article VII shall be amended to read in its entirety as follows:

         "`CMP GROUP' shall mean the Company or any subsidiary in which it holds a majority interest."

(j) A definition of "Competitive Business" shall be inserted in Article VII to read in its entirety as follows:

         "`COMPETITIVE BUSINESS' shall mean (a) any publication, product or service that competes directly with a CMP Business or (b) any business more than 15% of the gross revenue of which is earned from one or more publications, products or services that compete directly with one or more CMP Businesses."

(k) The definitions of "Direct Competitor", "Directly Competitive Company", "Indirect Competitor" and "Indirectly Competitive Company" shall be deleted from
Article VII in their entirety.


Section 3. TERMINATION OF STOCKHOLDERS' AGREEMENT.

         In the event that the Company consummates a Transaction on or before March 1, 2000, and, in connection therewith, Dan sells the restricted shares of Class A Common Stock which he holds under the Stockholder' Agreement, the Stockholders' Agreement shall terminate in its entirety immediately upon his sale of such shares, and no party thereto shall have any further rights or obligations thereunder. In furtherance but not in limitation of the foregoing, following his sale of such shares Dan shall not be subject to any pre- or post-employment covenants under the terms of the Stockholders' Agreement.


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4.  EFFECTIVENESS OF AGREEMENT.

         This Agreement shall remain in full force and effect until the earlier of the date on which a Transaction is consummated or the close of business on March 1, 2000. If a Transaction has not been consummated on or before March 1, 2000, then this Agreement shall be null and void as of its inception, and Dan and the Company shall have all of their respective rights and obligations under the Option Agreement and the Employment Agreement as if this Agreement had never existed.

Section 5.  MISCELLANEOUS.

         This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, representatives, successors and permitted assigns. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without reference to its principles regarding choice or conflicts of law. This Agreement shall survive any merger, sale or other disposition of the Company and shall survive the termination of Dan's employment with the Company.


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         IN WITNESS WHEREOF, Dan has executed this Agreement and the Company has caused this Agreement to be executed by an officer thereunto duly authorized on the day and year first above written.

CMP MEDIA INC.

By  /s/ Michael S. Leeds                          /s/ Daniel H. Leeds
  ------------------------------                  ------------------------------
    Name:  Michael S. Leeds                       DANIEL H. LEEDS
    Title: President & CEO


Attest:
                                                        [CORPORATE SEAL]


/s/ Robert D. Marafioti
-------------------------------